Exhibit 4.1

AMENDMENT TO SENIOR SECURED CONVERTIBLE NOTE

THIS AMENDMENT TO SENIOR SECURED CONVERTIBLE NOTE (this “Agreement”), dated July 11, 2025 is made by and between Scorpius Holdings, Inc., a Delaware corporation (the “Company”), and 3i, LP (the “Holder”).

WHEREAS, the Company executed and delivered a Senior Secured Convertible Note, dated December 6, 2024, as amended on February 13, 2025 and May 1, 2025 to the Holder in the original principal amount of $12,416,667 (the “Note”); and

WHEREAS, the Company and Holder desire to amend the Note as set forth herein.

NOW, THEREFORE, for other good and valuable consideration, the parties hereto hereby agree as follows:

1.                   All capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Note.

2.                   Section 3(b)(i) of the Note is hereby amended and restated as follows:

“Conversion Right. At any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent) that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Conversion Amount. Section 3(b)(ii) of the Note is hereby amended and restated as follows:

(ii) “Conversion Price” means the lower of i) $0.06 per share, subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events, and ii) 55% of the Market Price. Market Price shall mean the average of the three lowest traded prices during the twenty (20) Trading Days immediately prior to the Conversion Date.

3.                   Except as specifically modified and amended herein, all other terms, conditions and covenants contained in the Note shall remain in full force and effect.

4.                   This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same instrument.

5.                   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Holder.

6.                   This Agreement shall be governed, construed and interpreted in accordance with the laws of the state of New York, without giving effect to principles of conflicts of law.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

COMPANY:

SCORPIUS HOLDINGS, INC.

By: _________________________________

Name: Jeffrey Wolf

Title: Chief Executive Officer

HOLDER:

3I, LP

By: _________________________________

Name: Maier J. Tarlow

Title: Manager On Behalf Of 3i Management LLC, The GP of 3i LP